3/11/03

03012105

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

SEC FILE NUMBER
8-49711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CUSO Financial Services, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7220 Trade Street, Suite 115
(No. and Street)

San Diego, California 92121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Connie Knapp (858) 530-4420
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Amy Beattie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSO Financial Services, L.P., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

LARKIN L. RILEY
COMM. #1295697
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires March 1, 2005

Amy Beattie
Signature

C.O.O.
Title

Larkin L. Riley
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CUSO FINANCIAL SERVICES, L.P.

Financial Statements
And
Independent Auditor's Report
Year Ended December 31, 2002

CUSO FINANCIAL SERVICES, L.P.

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
CUSO Financial Services, L.P.

We have audited the accompanying statement of financial condition of CUSO Financial Services, L.P. as of December 31, 2002, and the related statements of income, changes in partners' equity, liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CUSO Financial Services, L.P. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

February 20, 2003

CUSO FINANCIAL SERVICES, L.P.

Statement of Financial Condition

December 31, 2002

ASSETS

Cash	$4,871,118
Securities owned	1,004,750
Deposits with clearing organizations	183,123
Commissions receivable	484,264
Other receivables	399,591
Prepaid expenses and other assets	45,739
Furniture and equipment, less accumulated depreciation of $849,474	1,159,013
Total assets	$8,147,598

LIABILITIES AND PARTNERS' EQUITY

Liabilities	
Accounts payable	$ 335,368
Accrued commissions	485,874
Other accrued liabilities	157,805
Due to affiliate	29,802
Customer deposits	2,380,501
Total liabilities	3,389,350
Partners' equity	4,758,248
Total liabilities and partners' equity	$8,147,598

See notes to financial statements.

CUSO FINANCIAL SERVICES, L.P.

Statement of Income

Year Ended December 31, 2002

Revenues	
Commissions	$33,945,805
Interest	616,386
Marketing assistance	948,339
Fee and other income	987,353
Total revenues	36,497,883
Expenses	
Commissions and clearing charges	30,799,847
Compensation and benefits	2,703,528
Meetings and conferences	491,608
Occupancy and related depreciation	468,469
Outside services	343,904
Communications and technology	198,369
Travel and entertainment	149,441
Advertising and market development	70,464
Office supplies and printing	62,456
Insurance	32,603
Taxes, licenses, and registration fees	31,815
Interest and bank charges	28,814
Other	112,662
Total expenses	35,493,980
Net income	$ 1,003,903

See notes to financial statements.

CUSO FINANCIAL SERVICES, L.P.

Statement of Changes in Partners' Equity

Year Ended December 31, 2002

Balance, beginning of year	$3,434,345
Capital contributions	320,000
Net income	1,003,903
Balance, end of year	$4,758,248

Statement of Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2002

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

See notes to financial statements.

CUSO FINANCIAL SERVICES, L.P.

Statement of Cash Flows

Year Ended December 31, 2002

Cash flows from operating activities	
Net income	$1,003,903
Adjustments to reconcile net income to net cash from operating activities	
Depreciation	286,113
Changes in operating assets and liabilities	
Commissions receivable	94,058
Other receivables	(183,912)
Due from/to affiliate	201,337
Prepaid expenses and other assets	51,323
Accounts payable	(15,251)
Commissions payable	118,300
Other accrued liabilities	(34,049)
Net cash from operating activities	1,521,822
Cash flows from investing activities	
Securities owned	(1,004,750)
Deposits with clearing organizations	(125,223)
Capital expenditures	(543,038)
Net cash from investing activities	(1,673,011)
Cash flows from financing activities	
Customer deposits	688,355
Capital contributions	320,000
	1,008,355
Net increase in cash	857,166
Cash, beginning of year	4,013,952
Cash, end of year	$4,871,118
Supplemental disclosure of cash flow information:	
Interest paid	$ 20,325
Taxes paid	$ 805

See notes to financial statements.

CUSO FINANCIAL SERVICES, L.P.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Partnership. CUSO Financial Services, L.P. (the "Partnership") is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Partnership provides broker-dealer and investment advisory services to credit unions and credit union service organizations as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a settlement date basis.

Securities Owned. Securities owned are stated at market value, based on quoted market prices.

Furniture and Equipment. Furniture and equipment is stated at cost. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Depreciation expense was $286,113 for the year ended December 31, 2002.

Income Taxes. Income taxes, if any, are the liability of the individual partners. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. A provision has been made for the minimum state franchise tax.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Partnership has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2002 reasonably approximate the fair values for financial instruments. In making such assessment, the Partnership has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2002.

2. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2002, the Partnership had no liabilities subordinated to claims of general creditors.

CUSO FINANCIAL SERVICES, L.P.

Notes to Financial Statements

3. COMMITMENTS AND CONTINGENCIES

Lease Commitment. The Partnership leases its primary facility under a non-cancelable operating lease that expires in 2004. The Partnership generally pays taxes, insurance, and maintenance expenses related to the leased facilities. The Partnership leases other facilities and equipment on a short-term basis. Rent expense was $149,346 for the year ended December 31, 2002. Future minimum lease commitments under the non-cancelable operating lease are as follows:

Year Ending	
2003	$125,224
2004	129,296
	$254,520

Litigation. The Company is subject to legal proceedings and claims arising in the normal course of its business. Although it is not possible to determine the final outcome of these matters, management believes that any liability will not have a material adverse effect on the Company's operations or financial position.

5. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Partnership's ratio at December 31, 2002 was 1.11 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2002, the Partnership had net capital of $3,058,327, which was $2,808,327 in excess of the amount required by the SEC.

6. RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Partnership is exempt from provisions of rule 15c3-3 (per paragraph k(2)(ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis. The Partnership does not maintain physical custody of securities. Because of such exemption the Partnership is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

7. PARTNERSHIP AGREEMENT

The partnership agreement sets forth the rights and obligations of the general and limited partners. The Partnership commenced on January 1, 1997 and shall terminate, unless the partners agree otherwise, ninety days following the Partnership's withdrawal as a broker-dealer from the NASD. Under the agreement, the general partner shall receive 25% and

the limited partners, in aggregate, shall receive 75% of any distributions and allocations. However, any portion of such allocations that would cause a negative capital account balance shall be allocated proportionally among those partners with positive balances. The limited partners first and then the general partner shall have the right of first refusal relating to the sale of any limited partnership interest to a qualified party. Limited partners shall not be required to make additional capital contributions.

8. RELATED PARTY TRANSACTIONS

Expense Agreement. The Partnership has an expense agreement with the general partner which provides that the general partner shall pay certain overhead costs for the benefit of the Partnership. The Partnership is in no way obligated to repay the general partner; but, at its sole discretion, it may repay the general partner providing that such repayment would not result in the Partnership falling below 120% of its minimum net capital requirement (see note 5). At December 31, 2002, the Partnership owed $29,802 to the general partner.

Financial Services Agreement. The Partnership has financial services agreements with credit union service organizations ("CUSO"). Under these agreements, the Partnership provides broker-dealer services to CUSO/CU members. The Partnership shall receive any commissions and fees from these services and pay the CUSO for the access to customers and the use of facilities, personnel, and other services. The CUSO shall also reimburse the Partnership for any out-of-pocket expenses.

*****

CUSO FINANCIAL SERVICES, L.P.

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2002

Total partners' equity	$4,758,248
Less non-allowable assets	
Deposit with clearing organization	42,989
Other receivables	399,591
Furniture and equipment	1,159,013
Prepaid expenses and other assets	45,739
Net Capital before charges on security positions	3,110,916
Less charges on security positions	
Debt securities	20,000
Other securities	712
Undue concentration	1,889
Money market funds	29,988
Net capital	$3,058,327
Total aggregate indebtedness	$3,389,350
Ratio of aggregate indebtedness to net capital	1.11
Minimum net capital required	$ 250,000

Note: *There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA as of December 31, 2002.*

CUSO FINANCIAL SERVICES, L.P.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2002

Because the Partnership does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Partnership's FOCUS report as of December 31, 2002; and a reconciliation to that calculation is not included herein.

CUSO FINANCIAL SERVICES, L.P.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2002

The Partnership is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
CUSO Financial Services, L.P.:

In planning and performing our audit of the financial statements of CUSO Financial Services, L.P. (the "Partnership") for the period ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with

generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives. In addition, the Partnership was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2002 and, further, no facts came to our attention indicating that the Partnership was not in compliance with such conditions during the year ended December 31, 2002.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Boros & Farrington APC

February 20, 2003